Exhibit 21.1

SUBSIDIARIES OF PEGASYSTEMS INC.

Name of Subsidiary	State or Jurisdiction of Entity

Chordiant Software Europe Limited	United Kingdom

Chordiant Software International BV	Netherlands

Chordiant Software International Espana, SL	Spain

Chordiant Software International GmbH	Germany

Chordiant Software International Limited	United Kingdom

Pegasystems AG	Switzerland

Pegasystems BV	Netherlands

Pegasystems Canada Inc.	Canada

Pegasystems France, S.A.R.L.	France

Pegasystems GmbH	Germany

Pegasystems Investment Inc.	Massachusetts

Pegasystems Limited	United Kingdom

Pegasystems Mauritius	Mauritius

Pegasystems Private Limited	Singapore

Pegasystems Proprietary Limited	Australia

Pegasystems Software (Beijing) Co., Limited	China

Pegasystems Sp. Zoo	Poland

Pegasystems Spain, S.L.	Spain

Pegasystems Worldwide Inc.	Massachusetts

Pegasystems Worldwide India Private Limited	India